

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
Shawn J. Lindquist
Chief Legal Officer
Vivint Solar, Inc.
4931 North 300 West
Provo, UT 84604

> **Re:** **Vivint Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2014**
> **File No. 333-198372**

Dear Mr. Lindquist:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 18

Risks Related to Our Business, page 18

Our Business has benefited from the declining cost of solar panels . . . , page 36

1. We note your updated risk factor disclosure regarding the U.S. Government's July 25, 2014 preliminary determination affecting your supplier's, Trina Solar's, products. Given your reliance on this supplier, as noted in your "Operations and Suppliers" disclosure on page 130, please advise us and, to the extent necessary, disclose how the imposition of the antidumping duties would affect your relationship with this supplier and your overall business.

Management's Discussion and Analysis . . . , page 70

Liquidity and Capital Resources, page 99

Sale of Equity Securities, page 102

2.   On page 3 of your letter dated September 5, 2014, we note your discussion about the August 14, 2014 and September 3, 2014 private placements. Please revise your disclosure to briefly discuss the reasons for these private placements. In this regard, we note your reference to your need for additional financing to fund your activities without altering your planned operations and your desire to bolster your financial condition in advance of the initial public offering.

Critical Accounting Policies and Estimates, page 109

Stock-Based Compensation, page 114

3.   The fair value of your common stock based on the preliminary IPO price range has increased significantly in both the past year and since the beginning of 2014. Please help us better understand the factors that have caused such significant increases in the estimated fair value of your common stock since September 2013. Please provide us with a reconciliation of the fair values used for equity transactions since September 2013 to the fair value indicated by the midpoint of the preliminary IPO price range. As part of your explanation, you should include the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe the significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying common stock. In this regard, we note the information provided in your response letter, dated June 27, 2014, is at a high level and does not provide us with any specifics about the factors considered and assumptions made.

4.   Please provide us with additional information that will aid in our understanding of the differences between how management arrived at an estimated fair value per ordinary share and how underwriters arrived at an estimated fair value per ordinary share as indicated by the preliminary IPO price range. Please address the following in your response:

   •   Please help us better understand the specific valuation methodologies used by the underwriters compared to the methodologies you used. In this regard, we note that you refer to different multiples considered by you and the underwriters but then later indicate that the preliminary IPO price range was determined without reference to the guideline public company approach or any other single valuation methodology. Your response also refers to the underwriters' reliance on specific metrics. Please better clarify how the underwriters arrived at the estimated fair value per ordinary share as indicated by the preliminary IPO price range;

- One of the factors that contributed to a difference between the midpoint of the preliminary IPO price range and the fair value of the July 2014 grant was a difference in the comparable companies being used. Please provide us with a summary of the revenue multiples you used compared to the multiples that were used by the underwriters in coming up with the preliminary IPO range. In this regard, we note that you indicate that the underwriters seemed to be more focused on the standalone value of SolarCity Corporation rather than a blended revenue multiple of comparable companies;

- Please tell us whether any adjustments were made to the multiples for material differences between you and the comparable companies, along with the impact of those adjustments to the actual multiples calculated for the comparable companies. Please also show us how the specific multiples were applied to company specific amounts in order to come up with the estimated fair value per common stock;

- You note that the underwriters analyzed the present value of projected cash flows through 2016, retained value of installed systems, the terminal value of such systems, as well as other metrics. Please provide us with a summary of each of these additional items that the underwriters considered in their valuation when coming up with the proposed IPO range. Please also provide us with a summary of significant changes in these items since September 2013; and

- Please provide us with additional information regarding the number of new tax equity funds put into place every quarter since September 2013 as well as the corresponding value associated with these new funds. In this regard, we note that this was one of the primary factors that you believe contributed to the difference between the midpoint of the preliminary IPO range and the fair value of the July 2014 grant.

5.   In regard to your issuances to two directors in September 2014, please help us understand what consideration was given to the preliminary IPO price range in determining how to value the shares issued for purposes of recording compensation expense.

6.   Your response letter dated June 27, 2014 indicates that you began substantive discussions with potential underwriters in January 2014. Please tell us whether these initial discussions included mention of any initial valuations of the company, including the methodologies that the underwriters did or would use in valuing the company.

7.   We note that you performed a sensitivity analysis to determine the potential impact on stock-based compensation expense of a change in the fair value estimate as of each grant

date in the first half of 2014 based on a straight line interpolation between the fair value estimate as of December 31, 2013 and the midpoint of the preliminary IPO price range. Please address the following:

- Please provide us with a summary of this analysis;

- Please help us understand how you determined that a straight line interpolation was reasonable for purposes of performing this sensitivity analysis. Please tell us what the impact would be if you used the midpoint of the preliminary IPO price range to determine the incremental stock-based compensation expense for the six month period ended June 30, 2014;

- Please tell us what the amount of unrecognized compensation expense would be as of June 30, 2014 using the fair value estimate as of December 31, 2013, using the midpoint of the preliminary IPO price range, and using a straight line interpolation between these two points. Please also tell us the weighted average remaining expected life over which this compensation expense would be recorded; and

- Please tell us whether you performed a sensitivity analysis also showing the impact to 2013 financial statements if higher fair value per common shares had been used for the latter 2013 issuances including the significant issuance in September 2013.

Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements as of and for the year ended December 31, 2013, page F-8

8. In regard to adjustment (a), please help us better understand how you determined that the tax expense associated with the taxable gains on the sale of the solar energy systems should be deferred and amortized over 30 years. Please ensure that your response addresses when the gain on the sale of solar energy systems is recorded for tax reporting purposes, including if it is recorded at the time of sale or amortized over a specific period. Please also disclose how you arrived at the corresponding adjustment amount for deferred tax liabilities.

9. In regard to your adjustments related to certain tax credits, please address the following:

- We note in your response to comment 18 in your letter, dated July 18, 2014, you stated that the Company has historically been allocated 1.00% or less of the investment tax credits as the structure of the Company's investment funds is designed to allocate 99.00% or 99.99% of the investment tax credits to the respective fund investors. The fund investors receive an economic benefit from the allocation of the investment tax credits, and as a result, the Company is able to obtain a lower cost of capital. Please help us better understand why you are being allocated these tax credits;

- Please expand your disclosures to better explain the flow-through method of accounting that you are using to record federal investment tax credits;

- Please expand your disclosures to explain why the tax credits related to Hawaii appear to be accounted for differently than the federal investment tax credits. Specifically, the tax credits related to Hawaii are being reflected as a decrease in the cost basis of the solar energy systems whereas the federal investment tax credits are being reflected in deferred tax assets and a reduction in income tax expense; and

- You note that the cash refunds related to the Hawaii tax credits are being treated similarly to Treasury grants. Please confirm and correspondingly expand your disclosures to clarify whether you also wait until the cash refund has been approved prior to recording the impact of the cash refund in a similar manner to your U.S. Treasury grants as disclosed on page F-22.

10. Please provide us with a summary of the components of adjustment (e) which shows each error separately. Your summary should also show the corresponding amount of each error and the line items impacted by each error.

Note 11. Debt Obligations, page F-40

11. Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Michael Nordtvedt
        Wilson Sonsini Goodrich & Rosati, P.C. (*via e-mail*)